

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2016

Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.
8501 Williams Road
Estero, Florida 33928

      Re: **Hertz Global Holdings, Inc.**
               Form 8-K Dated August 9, 2016
               Filed August 9, 2016
               File No. 001-37665

Dear Mr. Kennedy:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Lyn Shenk

               Lyn Shenk
               Branch Chief
               Office of Transportation and Leisure